SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

(Commission File Number: 001-14862)

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquímico de Camaçari

Camaçari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1)):    Yes:  ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):    Yes:  ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Braskem S.A. (No. 333-192883).

EXHIBITS

Exhibit Number	Description of Document

5.1	Opinion of Pinheiro Neto Advogados, Brazilian counsel to Braskem

5.2	Opinion of Maples and Calder, Cayman counsel to Braskem Finance

5.3	Opinion of White & Case LLP, U.S. counsel to Braskem and Braskem Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014

BRASKEM S.A.

By:	/s/ Mario Augusto da Silva
Name: Mario Augusto da Silva
Title: Officer

By:	/s/ Danilo Dias Garcez de Castro Dórea
Name: Danilo Dias Garcez de Castro Dórea
Title: Attorney-in-Fact